UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		489,815
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,840,444
PERSON WITH	9	SOLE DISPOSITIVE POWER

489,815
	10	SHARED DISPOSITIVE POWER

4,840,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,330,258*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.80%*
14	TYPE OF REPORTING PERSON

IN

* The 5,330,258 shares of Common Stock beneficially owned consist of 4,209,082 shares of Common Stock and includes the exercise of warrants to purchase 1,121,177 shares of Common Stock. All of the shares of Common Stock and warrants to purchase 631,362 shares of Common Stock (exercisable until December 24, 2029) are held by the Mahkam Zanganeh Revocable Trust and the Shaun Zanganeh Irrevocable Trust. The remaining warrants to purchase 489,815 shares of Common Stock (exercisable until June 30, 2025) are held individually by Mahkam Zanganeh.

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CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,420,222*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,420,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,420,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.58%*
14	TYPE OF REPORTING PERSON

OO

* The 2,420,222 shares of Common Stock beneficially owned consist of 2,104,541 shares of Common Stock and includes the exercise of warrants to purchase 315,681 shares of Common Stock, which are exercisable until December 24, 2029.

3

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

SHAUN ZANGANEH IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,420,222*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,420,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,420,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.58%*
14	TYPE OF REPORTING PERSON

OO

* The 2,420,222 shares of Common Stock beneficially owned consist of 2,104,541 shares of Common Stock and includes the exercise of warrants to purchase 315,681 shares of Common Stock, which are exercisable until December 24, 2029.

4

CUSIP No. 86627T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Summit Therapeutics Inc., a Delaware corporation whose principal executive office is located at One Broadway, 14th Floor, Cambridge, Massachusetts 02142 (the “Issuer”).

Item 2.	Identity and Background.
(a)	This statement is filed by:
i.	Mahkam Zanganeh;
ii.	Mahkam Zanganeh Revocable Trust (“Trust I”);
iii.	Shaun Zanganeh Irrevocable Trust (“Trust II” and collectively with Trust I, the “Trusts”);

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each Reporting Person is 51 Adam Way, Atherton, California 94027.
(c)	The principal occupation of Ms. Zanganeh is serving as Chief Executive Officer of Maky Zanganeh & Associates, Inc., a consultancy firm. The principle business of each Trust is to hold and invest securities and other assets as a fiduciary for the benefit of each of their respective beneficiaries.
(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Ms. Zanganeh is a citizen of the United States of America. Each Trust is organized under the laws of the state of California.
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CUSIP No. 86627T108

Item 3.	Source and Amount of Funds or Other Consideration.

On September 18, 2020, the Issuer became the successor issuer to Summit Therapeutics plc, a public limited company incorporated in England and Wales (“Old Summit”), pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended. Such succession occurred following the effectiveness of a United Kingdom court-approved scheme of arrangement in which every five ordinary shares, £0.01 par value per share, of Old Summit were exchanged for one share of Common Stock of the Issuer, which resulted in the Issuer becoming the holding company of Old Summit and its subsidiaries (the “Redomicile”).

Upon the effectiveness of the Redomicile, the Reporting Persons, as holders of ordinary shares and warrants to purchase ordinary shares in Old Summit, automatically received the shares of Common Stock and warrants to purchase Common Stock disclosed in this Schedule 13D in exchange for all of their prior holdings in Old Summit. No other consideration was paid by the Reporting Persons in connection with the foregoing.

Item 4.	Purpose of Transaction.

The Reporting Persons received shares of Common Stock and warrants to purchase Common Stock as described in Item 3 of this Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock or other securities of the Issuer at prices that would make the purchase or sale of Common Stock or other securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock or other securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, each Trust’s investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions and the terms and conditions of the applicable Warrant Agreements (as hereinafter defined), the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as deemed appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and each Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intentions with respect to any and all matters referred to in Item 4.

6

CUSIP No. 86627T108

Item 5.	Interest in Securities of the Issuer.
(a)	The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on the Issuer’s calculation that it has 67,231,903 shares of Common Stock outstanding as of September 18, 2020. As of the close of business on September 18, 2020, through the holding of 2,104,541 shares of Common Stock and including the exercise of warrants to purchase 315,681 shares of Common Stock, each Trust beneficially owned approximately 3.58% of the shares of Common Stock outstanding. As of the close of business on September 18, 2020, through the holding of warrants to purchase 489,815 shares of Common Stock and including the exercise of such warrants, Ms. Zanganeh personally beneficially owned approximately 0.72% of the Common Stock outstanding. Ms. Zanganeh, as sole trustee of each Trust, may be deemed to beneficially own in the aggregate 4,209,082 shares of Common Stock and warrants to purchase 1,121,176 shares of Common Stock. Based on the foregoing, Ms. Zanganeh’s beneficial ownership would constitute approximately 7.80% of the Common Stock outstanding.
(b)	Ms. Zanganeh has sole power to vote and direct the disposition of 489,815 shares of Common Stock (including the warrant to purchase 489,815 shares of Common Stock on an as-exercised basis). By virtue of Ms. Zanganeh’s position as the sole trustee of each Trust, she may be deemed to have the shared power to vote and direct the disposition of 5,330,258 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis). Each Trust may be deemed to have the shared power to vote and direct the disposition of 2,420,222 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis).
(c)	The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms and conditions of the warrants to purchase 631,362 shares of Common Stock held in the aggregate by the Trusts are as set forth in the Warrant to Purchase Common Stock included as Exhibit 99.1 herewith. The terms and conditions of the warrants to purchase 489,815 shares of Common Stock held by Mahkam Zanganeh are as set forth in the Warrant Agreement included as Exhibit 99.2 herewith.

The foregoing description of the Warrant to Purchase Common Stock and the Warrant Agreement (together, the “Warrant Agreements”) does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreements, included as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

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CUSIP No. 86627T108

On September 25, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed on September 18, 2020).
99.2	Form of Warrant Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed on September 18, 2020).
99.3*	Joint Filing Agreement, dated September 25, 2020, by and among Mahkam Zanganeh, Trust I and Trust II.

* Filed herewith.

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CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

/s/ Mahkam Zanganeh
Mahkam Zanganeh

MAHKAM ZANGANEH REVOCABLE TRUST
SHAUN ZANGANEH IRREVOCABLE TRUST

By:	/s/ Mahkam Zanganeh
	Name:	Mahkam Zanganeh
	Title:	Trustee

9

CUSIP No. 86627T108

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days*

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

MAHKAM ZANGANEH REVOCABLE TRUST

Common Stock	2,104,541	09/18/20
Warrants**	315,681	09/18/20

SHAUN ZANGANEH IRREVOCABLE TRUST

Common Stock	2,104,541	09/18/20
Warrants**	315,681	09/18/20

MAHKAM ZANGANEH

Warrants***	489,815	09/18/20

* Represents all securities of the Issuer issued to the Reporting Persons in the Redomicile in exchange for all of their equity interests in Old Summit.

** Represents shares of Common Stock issuable pursuant to the warrants governed by the terms and conditions of the Warrant to Purchase Common Stock set forth in Exhibit 99.1. The warrants are exercisable until December 24, 2029 at a price of $1.58 per share of Common Stock.

*** Represents shares of Common Stock issuable pursuant to the warrants governed by the terms and conditions of the Warrant Agreement set forth in Exhibit 99.2. The warrants are exercisable until June 30, 2025 at a price of $1.44 per share of Common Stock.